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JLehner@shearman.com	April 7, 2017
212.848.7974

BY EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joseph McCann

Re:                             Fairfax Financial Holdings Limited

Registration Statement on Form F-4

Filed February 15, 2017

File No. 333-216074

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 13, 2017, with respect to the Registration Statement on Form F-4 (File No. 333-216074) of Fairfax Financial Holdings Limited (“Fairfax”) filed with the Commission on February 15, 2017 (the “Form F-4”), and is submitted on behalf of Fairfax.  Fairfax has filed today Amendment No. 1 to the Form F-4 (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold.  Fairfax’s response to each comment immediately follows the applicable comment.  References in the responses to page numbers are to pages of Amendment No. 1.

In addition to submitting this letter by EDGAR, we are also delivering to the Staff by courier four courtesy copies of this letter together with Amendment No. 1 marked to show the revisions Fairfax has made to the Form F-4, including revisions made in response to the Staff’s comments.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA; NOT QUALIFIED TO PRACTICE ONTARIO LAW.

*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Capitalized terms used but not defined in this letter have the meanings attributed to them in Amendment No. 1.

Prospectus Cover Page

1.                                      The disclosures on page 2 and elsewhere indicate that Allied would be the party responsible for paying the “Special Dividend.” Please revise the second and fourth paragraphs to remove any implication that Allied is offering this Special Dividend as part of the tender offer consideration. For example, the disclosure indicates “[f]or each Allied World Share held, Allied World shareholders are being offered…”

In response to the Staff’s comment, the disclosure has been revised on the prospectus cover page and on pages 5 and 20 of Amendment No. 1.

2.                                      While we recognize that the Special Dividend would be “paid outside of the Offer” by Allied and is “condition upon the Offer,” the Special Dividend nevertheless appears to be presented as part of the overall transaction consideration. Please provide us with a brief legal analysis that explains whether or not Rule 14e-1(b) would apply in the event that the dividend amount is altered or dividend is ultimately not authorized to be issued.

We respectfully advise the Staff that the Special Dividend was approved by Allied World shareholders on March 22, 2017.  In the unlikely event that the Special Dividend is subsequently altered or rescinded (which would result in a breach by Allied World of the Merger Agreement and which would require further Allied World shareholder approval), and Fairfax waived the relevant condition to the Offer (which it would not be required to do) less than ten business days from the scheduled expiration date of the Offer, Fairfax would extend the Offer to ensure that the Offer would remain open for at least ten business days from the date that notice of such alteration or rescission of the Special Dividend is first published or sent or given to security holders, in accordance with Rule 14e-1(b).

Questions and Answers About the Offer, page 3

Q. Who is making the Offer?

3.                                      We noticed the representation that “Fairfax has agreed to cause all members of its group, including FFH Switzerland, to comply with all of Fairfax’s obligations in connection with the Offer.” Please advise us which parties will be described as “Filing Persons” on the cover page of Schedule TO and thus become responsible for completion of the signature block at the end of the disclosure statement. Refer to General Instruction K. (1), which defines the term “Offeror” for purposes of Rule

14d-100, as well as Rule 14d-1(g)(2), which defines the term “bidder” for purposes of Regulations 14D and 14E.

We respectfully advise the Staff that the parties that will be included as “Filing Persons” on the cover page of Schedule TO (and thus responsible for completion of the signature block at the end of the disclosure document) are (i) Fairfax Financial Holdings Limited, (ii) 1102952 B.C. Unlimited Liability Company, a direct wholly owned subsidiary of Fairfax (“Canada Sub”) and (iii) Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland and a direct wholly owned subsidiary of Canada Sub (“FFH Switzerland”).

Q. What consideration is being offered for my Allied World shares?

4.                                      The offer to exchange uses a formula to establish the Fixed Value Stock Consideration, as defined in the prospectus. Given the uncertainty of the total Offer Consideration, as also defined in the prospectus, please provide us with a brief legal analysis that explains why the reliance on such a formula by the bidder(s) is not: (1) inconsistent with their obligation to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A, which requires disclosure of the amount of consideration; and (2) Rule 14e-1(b) of Regulation 14E, which requires at least ten business days to remain in the offering period upon a change in the amount of consideration offered.

We respectfully advise the Staff that Fairfax believes the reliance on a formula to determine the Fixed Value Stock Consideration, as defined in the prospectus, is not inconsistent with the bidders’ obligation to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A, which requires disclosure of the type and amount of consideration offered to security holders, for the following reasons:

•                                          The bidders have disclosed in the prospectus a specified dollar value of Fairfax subordinate voting shares (“Fairfax shares”) comprising the Fixed Value Stock Consideration (being $12.00 worth of Fairfax shares, as disclosed in Amendment No. 1);

•                                          The formula for determining the number of Fairfax shares to be issued as the Fixed Value Stock Consideration, including the minimum and maximum numbers of Fairfax shares issuable for each Allied World share accepted for exchange, have been disclosed in the prospectus to be disseminated to Allied World shareholders and will remain fixed throughout the duration of the Offer (and if there is a change in the formula or minimum and maximum numbers of Fairfax shares issuable, which would require the parties to amend the Merger Agreement, the Offer will remain open for at least ten business days from such change);

•                                          In light of the foregoing, holders of Allied World shares will at all times from the commencement of the Offer until the Acceptance Time know the value offered for each Allied World share exchanged, as well as the exact mechanism for determining the final exchange ratio;

•                                          The final exchange ratio will be determined immediately following the close of the Toronto Stock Exchange (being 4:00 p.m. Eastern time) on the trading day that is two trading days before the Acceptance Time as described in the definition of Fixed Value Stock Consideration in the prospectus (and so, for example, if the Acceptance Time occurs before 9:00 a.m. on a Friday, the Offer will have expired at 11:59 p.m. the preceding Thursday and the final exchange ratio will have been determined immediately following the close of the TSX at 4:00 p.m. on the preceding Wednesday);

•                                          Fairfax intends to publicly announce via press release and on its website, as well as in a filing pursuant to Rule 425 of the Securities Act, the final exchange ratio no later than 4:30 p.m. on the trading day that is two trading days before the Acceptance Time; and

•                                          Allied World shareholders will therefore have until 11:59 p.m. the next day (i.e., more than 30 hours) to tender their Allied World shares in the Offer once the final exchange ratio has been publicly disclosed; in addition, any Allied World shareholders who have previously tendered their Allied World shares in the Offer will be able to withdraw their shares until the Acceptance Time, and the procedures for making tenders and withdrawals have been disclosed in the prospectus that will be disseminated to Allied World shareholders.

We respectfully advise the Staff that the Fixed Value Stock Consideration will not be increased or decreased (which, as noted above, would require the parties to amend the Merger Agreement) unless Fairfax extends the Offer for at least ten business days from the date that notice of such increase or decrease is first published or sent or given to Allied World shareholders, in compliance with Rule 14(e)-1(b) of Regulation 14E.  We respectfully submit that the fact that the number of Fairfax shares that will be issued to tendering Allied World shareholders for this portion of the offer consideration is determined by reference to a formula does not, in our view, in and of itself constitute a change in the amount of such consideration — to the contrary, the amount of the Fixed Value Stock Consideration is fixed at $12.00 per Allied World share tendered.  Absent a change in the Fixed Value Stock Consideration, we therefore respectfully submit that the mere fact that the final exchange ratio will only be determined as set forth above should not require an extension of the Offer under Rule 14(e)-1(b).

How will the Cash Consideration component of the Offer Consideration be financed?, page 5

5.                                      Please revise to clarify whether any material conditions to the referenced funding sources exist. Refer to Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised on pages 6 and 115 of Amendment No. 1.

6.                                      Please revise to clarify why the sale to OMERS has been described as an “indirect sale.”

In response to the Staff’s comment, the disclosure has been revised on pages 6 and 115 of Amendment No. 1.

7.                                      Revise to identify the referenced non-core businesses, and also explain why Fairfax has “no ability to control long-term” these referenced businesses.

We respectfully advise the Staff that as of the date hereof, no definitive decisions have been made by Fairfax on the sale of any non-core businesses.  If such a sale were to occur prior to the closing of the Offer, Fairfax would expect it to include the sale of minority equity, joint venture and/or partnership interests of less than 35% in the applicable publicly-listed or privately-owned business that is held within the Fairfax group.  In response to the Staff’s comment, the disclosure has been revised on pages 6 and 115 of Amendment No. 1.

What are the most significant conditions to the Offer?, page 5

8.                                      Please revise to clarify whether the tender offer would remain open for a minimum period of time following the issuance of any notice that Fairfax has waived the Minimum Tender Condition down to the 66.66% threshold or otherwise.

In response to the Staff’s comment, we respectfully acknowledge the Staff’s general position that a waiver of a minimum tender condition constitutes a material change requiring that the tender offer remains open for a minimum of five business days from the date that the material change is first published. Accordingly, the disclosure has been revised on pages 7, 13, 24 and 110 of Amendment No. 1 in response to the Staff’s comment.

The Companies, page 16

9.                                      The disclosure on page 5 references OMERS’ role in financing the Cash Consideration in exchange for approximately 21% of the Allied shares. The Form 6-K filed on March 10, 2017 also discloses Alberta Investment Management’s $500 million commitment, on behalf of “certain of its clients,” as well as “other third party commitments.” Please revise this section to identify OMERS, Alberta Investment Management, the unnamed “clients” and other third parties referenced in the Form 6-K, or advise us why such prospectus disclosure is not required. Please also confirm that each of these parties will be identified as bidders in the forthcoming Schedule TO, or briefly advise us why you do not believe they qualify as such. Refer also to General Instruction K.(1) of Schedule TO and 14d-1(g)(2). For additional guidance, also refer to the Division of Corporation Finance’s November 14, 2000 guidance on “Identifying the Bidder in a Tender Offer” available at: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

We respectfully advise the Staff that Fairfax does not believe that OMERS, Alberta Investment Management Corporation (“AIMCo”), or the clients and other third parties referenced in the Form 6-K (collectively, the “Co-Investors”) qualify as bidders for purposes of the Schedule TO, for the reasons discussed below.  We further respectfully advise the Staff that the reference to “other third party commitments” refers to two minority investors being CN Canadian Master Trust Fund and Lake Merritt LLC, and the disclosures on pages 6 and 115 of Amendment No. 1 has been revised to include such entities.  The reference to “clients” of AIMCo are to the pension, endowment and government funds in the Province of Alberta, Canada, for which AIMCo serves as investment manager.  We respectfully submit that Fairfax does not believe that identifying the specific pension, endowment and/or government funds on whose behalf AIMCo is investing would provide any material information to investors.

General Instruction K.(1) of Schedule TO defines “offeror” as “any person who makes a tender offer or on whose behalf a tender offer is made.” Rule 14d-1(g)(2) defines “bidder”, in relevant part, the same way.  The Division of Corporation Finance’s November 14, 2000 guidance on “Identifying the Bidder in a Tender Offer” describes the following relevant (but non-exclusive) factors in the analysis of who is the bidder in a tender offer, which the guidance notes is to be determined by the particular facts and circumstances of each transaction:

•                                          Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•                                          Is the person acting together with the named bidder?

•                                          To what extent did or does the person control the terms of the offer?

•                                          Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•                                          Does the person control the named bidder, directly or indirectly?

•                                          Did the person form the nominal bidder, or cause it to be formed?, and

•                                          Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

We respectfully advise the Staff that none of the Co-Investors are making the Offer and that the Offer is not being made on behalf of any of the Co-Investors.  We further respectfully advise the Staff that none of the factors enumerated above are applicable to any of the Co-Investors, except for their provision of financing.  None of the Co-Investors played any role in initiating, structuring or negotiating the Offer.  None of the Co-Investors are acting together with Fairfax or the other named bidders, other than by providing cash funding to FFH Switzerland in exchange for equity in FFH Switzerland.  None of the Co-Investors control the terms of the Offer or have any contractual or other rights to dictate the terms of the Offer, or any changes thereto, to Fairfax and the other named bidders.  While Fairfax intends to use the Co-Investors’ equity investment in FFH Switzerland to fund a portion of the Cash Consideration payable in the Offer, as described in the Form F-4, receipt of this cash funding is not in any way a condition to Fairfax’s obligation to pay the Offer Consideration (including the Cash Consideration).  None of the Co-Investors control the named bidders, directly or indirectly, and although the Co-Investors are expected to have limited approval rights over fundamental changes at FFH Switzerland after consummation of the Offer that are meant to protect the Co-Investors’ investments in FFH Switzerland (e.g., amending its organizational documents, entering into change of control or recapitalization transactions, amending its dividend policy, liquidating, etc.), they will not have control over the affairs and operations of FFH Switzerland or Allied World.  None of the Co-Investors formed FFH Switzerland or caused it to be formed.  None of the Co-Investors will beneficially own any of the Allied World shares purchased in the Offer or any of Allied World’s assets prior to or following consummation of the Transaction.

For the foregoing reasons, Fairfax respectfully submits that the Co-Investors are not offerors or bidders for purposes of the Offer.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 32

10.                               Please advise where the ratio of earnings to fixed charges has been disclosed. Refer to Item 1010(a)(3) of Regulation M-A.

In response to the Staff’s comment, we advise that the disclosure referenced above has been included on page 29 of Amendment No. 1.

The Offer, page 105

11.                               Please confirm that the margin requirements referenced in Item 1011(a)(4) of Regulation M-A will be included via amendment.

In response to the Staff’s comment, we confirm that the disclosure referenced above has been included on page 104 of Amendment No. 1.

Withdrawal Rights, page 106

12.                               Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please also include clarifying disclosure in the introductory Question and Answer section at the forepart of the prospectus.

In response to the Staff’s comment, the disclosure has been revised on pages 21 and 107 of Amendment No. 1, and a clarifying disclosure has been added in the introductory Question and Answer section at the forepart of the prospectus on page 12 of Amendment No. 1.

Conditions to the Offer, page 108

13.                               The closing paragraph indicates the offer conditions may waived “at any time from time to time”, which implies that offer conditions may be asserted or waived following offer expiration. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

In response to the Staff’s comment, the disclosure has been revised on pages 24 and 110 of Amendment No. 1.

Validity of Tendered Allied World Shares, page 112

14.                               We noticed the representation that “FFH Switzerland’s determination will be final and binding” and that “FFH Switzerland’s interpretation of the terms and conditions of the Offer [ ] will be final and binding.” Please revise to expressly indicate that security holders may challenge any such determinations in a court of competent jurisdiction.

In response to the Staff’s comment, the disclosure has been revised on page 112 of Amendment No. 1.

Certain Other Relationships with Allied World, page 219

15.                               Please explain to us why the approximate dollar amount of the “reinsurance transactions” has not been disclosed. Refer to Item 1005(a) of Regulation M-A.

In response to the Staff’s comment, the disclosure has been revised on page 221 of Amendment No. 1.

****

Please do not hesitate to contact the undersigned Jason Lehner at (212) 848-7974 or Scott Petepiece at (212) 848-8576 with any questions or comments you may have.

Kind regards,

/s/ Jason R. Lehner

Jason R. Lehner

Scott D. Petepiece

cc:                                Nicholas P. Panos — Securities and Exchange Commission
V. Prem Watsa — Fairfax Financial Holdings Limited
Derek Bulas — Fairfax Financial Holdings Limited
Wesley D. Dupont — Allied World Assurance Company Holdings, AG